Exhibit 99.29

www.f3uranium.com

TSX VENTURE SYMBOL: FUU
OTC SYMBOL: FUUF
FSE: GL7

F3 Clarifies Tax Treatment of F4 Spin-Out Shares

Kelowna, British Columbia— (Newsfile Corp. – November 11, 2024) – F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUF) (“F3” or the “Company”) wishes to clarify the tax treatment of F4 Uranium shares distributed during the August 15, 2024, spin-out. These shares are not considered dividends for Canadian tax purposes.

The distribution was completed under Section 86 of the Income Tax Act, enabling a tax-deferred exchange. As part of the transaction, F3 shareholders exchanged their existing shares for new F3 shares and received a proportionate allocation of F4 shares. An independent analysis confirmed that no deemed dividend arises, as the paid-up capital (PUC) of F3 shares was adjusted accordingly.

Shareholders are advised to seek independent tax advice to understand individual implications. Additional information is available on F3’s website.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778-484-8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.